Power Restored to Banff and Lake Louise Following Completion of Repair Work at TransAlta’s Cascade Hydro Power Facility in Banff Corridor

Calgary, Alberta (June 23, 2013) – Following overnight repairs to a damaged transformer at TransAlta’s Cascade hydro power facility in Banff National Park, power to the towns of Banff and Lake Louise was restored at 2:45 a.m. this morning.

On June 22, water that needed to be released from the Cascade facility backed up along the Trans-Canada Highway adjacent to the facility and flowed over the highway, closing the highway between Banff and Canmore. This water also came into contact with a transformer at the facility, which failed, creating a loud noise heard by some in the area. The transformer failure cut power from the facility to Banff and Lake Louise. At no time was the integrity of the Cascade facility affected.

Initial response efforts focused on reducing the levels of the backed up water around the transformer, in order to allow safe access for workers to begin repairs.

Hugo Shaw, Executive Vice-president of Operations at TransAlta says “we were able to complete the repairs safely due to the hard work and diligence of the TransAlta operating team, CP Rail, Fortis and Altalink.”

Any additional updates will be made available on TransAlta’s website at www.transalta.com/newsroom and via the company’s Twitter account (www.Twitter.com/TransAlta) and Facebook page (www.Facebook.com/TransAlta).

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate geothermal, wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Jantzi-Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good. TransAlta is Canada’s largest investor-owned renewable energy provider.

This news release may contain forward looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. These statements are based on TransAlta Corporation’s belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels, commodity prices and general economic conditions in geographic areas where TransAlta Corporation operates.

For more information:

Media inquiries:

Stacey Hatcher, TransAlta
Senior Corporate Relations Advisor
Toll Free Media Number:  1-855-255-9189  or Email: TA_Media_Relations@transalta.com